Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
January 27, 2016	NYSE:SLW

Silver wheaton ANNOUNCES

early deposit precious metals stream with panoro minerals AND ANNOUNCES AUTOMATIC PURCHASE PLAN

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce that its wholly-owned subsidiary, Silver Wheaton (Caymans) Ltd. (“SWC”), has signed a nonbinding term sheet with Panoro Minerals Ltd. and its wholly owned subsidiary Cordillera Copper Ltd. (“Panoro”) to enter into an Early Deposit Precious Metals Purchase Agreement (the “Early Deposit Agreement”) for the Cotabambas project located in Peru.

“The proposed early deposit agreement will provide Panoro with multi-year support and liquidity, which is particularly needed in this challenging commodity price environment,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “At the same time, Silver Wheaton continues to position itself for the next cycle in base metals. For relatively little upfront capital, the early deposit agreement model allows us to get our foot in the door on high-quality, earlier stage projects like Cotabambas. This is a project that we believe will grow significantly with continued exploration of the currently defined targets, and one that will be a part of the next wave of copper assets to be developed.”

Upon entering into the Early Deposit Agreement, SWC will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to SWC have been produced, at which point the stream would drop to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the proposed Early Deposit Agreement, SWC will pay a total cash consideration of US$140 million plus an ongoing production payment of the lesser of: i) US$5.90 for each silver ounce and US$450 for each gold ounce (both subject to a 1% annual inflation adjustment starting in the fourth year after the completion test is satisfied) and ii) the prevailing market price. Once certain conditions have been met, SWC will advance US$14 million to Panoro, spread over up to nine years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), and receipt of permits and construction commencing, SWC may then advance the remaining deposit or elect to terminate the Early Deposit Agreement. If SWC elects to terminate, SWC will be entitled to a return of the portion of the US$14 million paid less US$2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change in control for an amount based on a calculated rate of return for SWC.

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The Board of Directors of Panoro and SWC have approved the term sheet, however the entering into of the Early Deposit Agreement is subject to the negotiation and completion of definitive documentation.1

ABOUT THE COTABAMBAS PROJECT

The Cotabambas Copper-Gold-Silver Deposit is located in Peru, South America and has been systematically explored since 1995. As stated in the report titled “Cotabambas Project, Apurimac, Peru, NI 43-101 Technical Report on Updated Preliminary Economic Assessment”, dated September 22, 2015 (the “updated PEA”), the Cotabambas project has Indicated Mineral Resources of 117.1 million tonnes at average grades of 0.42% Cu, 0.23 g/t Au, and 2.74 g/t Ag comprising contained metal of 1.09 billion pounds of copper, 0.86 million ounces gold, and 10.3 million ounces silver. In addition, Inferred Mineral Resources total 605.3 million tonnes at average grades of 0.31% Cu, 0.17 g/t Au, and 2.33 g/t Ag comprising contained metal of 4.16 billion pounds of copper, 3.38 million ounces of gold, and 45.37 million ounces of silver.

The updated PEA envisions a nominal processing throughput of 80,000 tpd of oxide, mixed and sulphide mineralization in a conventional copper porphyry flotation concentrator will produce about 270 ktpa of copper, gold and silver concentrate with copper as the main payable metal. Over the 19-year mine life, estimated payable metal is approximately 2.6 billion lb copper, 1.6 million ounces gold, and 17.3 million ounces silver produced at a cash cost of US$1.22/lb copper (C1), net direct after secondary metal credits.

The currently defined Mineral Resources exist within the Ccalla and Azulccacca deposits. Significant exploration potential may exist within the Maria Jose target immediately to the northeast of Ccalla and Azulccacca as well as the Jean Louis target located to the southwest. Further potential may exist on parallel trends within the Guaclle-Buenavista, Ccarayoc, Chuyllullo, Chaupec and Añarqui targets. All of these targets are within Panoro’s current exploration concessions, and are also to be contained within the area of interest for this proposed Early Deposit Agreement.

AUTOMATIC PURCHASE PLAN

Silver Wheaton today also announces that it has entered into an automatic securities purchase plan (the “Plan”) with a broker in order to facilitate repurchases of its common shares (the “Common Shares”) under its previously announced normal course issuer bid (the “Bid”) for up to 20,229,671 Common Shares on the Toronto Stock Exchange (the “TSX”) and New York Stock Exchange (the “NYSE”) and other Canadian and US marketplaces.

Purchases under the Plan will be made by Silver Wheaton’s broker based on the parameters prescribed by the TSX and the NYSE, applicable Canadian securities laws and the terms of the parties' written agreement. The Plan is intended for the purchase of Common Shares only under the Bid. Under the Plan, the broker may purchase Common Shares under the Bid when the Company would ordinarily not be permitted. The Plan commences on January 27, 2016 and expires on September 22, 2016, and has been approved by the TSX.

“We continue to believe in the underlying value of Silver Wheaton shares and that with our consistently strong cash flows, purchasing shares is an excellent way to provide further value for our shareholders,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton.

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ABOUT SILVER WHEATON

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements, forecast 2015 estimated annual attributable production is approximately 44.5 million silver equivalent ounces2, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 55 million silver equivalent ounces2, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on the Antamina, Salobo, Peñasquito and Constancia mines.

[1] There can be no assurance that the Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

2 Silver equivalent production forecast assumes a gold/silver ratio of 72:1; Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the successful negotiation and entering into of a definitive documentation by SWC with Panoro, payment by Silver Wheaton of US$140 million to Panoro and the satisfaction of each party's obligations in accordance with the Early Deposit Agreement, the receipt by Silver Wheaton of silver and gold production in respect of the Cotabambas project, Silver Wheaton’s Bid, the number of Common Shares that may be purchased under the Bid and the terms of the purchase of Common Shares under the Plan, projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine, projected changes to Silver Wheaton’s production mix, the anticipated increases in total throughput at the Salobo mine, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production and produced but not yet delivered ounces), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests, Silver Wheaton’s confidence in its business structure, Silver Wheaton’s position relating to any dispute with the CRA, the impact of potential taxes, penalties and interest payable to the CRA, Silver Wheaton’s intention to defend reassessments issued by the CRA, Silver Wheaton’s view of its tax filing positions, possible audits for taxation years subsequent to 2010, Silver Wheaton’s intention to file future tax returns in a manner consistent with previous filings, Silver Wheaton’s ability to post security for amounts sought by the CRA under notices of reassessment, the length of time it would take to resolve any CRA dispute or an objection to a reassessment, and assessments of the impact and resolution of various legal and tax matters, including proceedings with the Canada Revenue Agency and proceedings before the courts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: any specific risks relating to the completion of documentation and diligence for the Early Deposit Agreement, the satisfaction of each party's obligations in accordance with the terms of the Early Deposit Agreement, the market price of the Common Shares being too high to ensure that purchases benefit the Company and its shareholders, fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules, Silver Wheaton’s interpretation of, or compliance with, tax laws, and regulations or accounting policies and rules is found to be incorrect, Silver Wheaton’s operations or ability to enter into precious metal purchase agreements is materially impacted as a result of any reassessment, any challenge by the CRA of Silver Wheaton’s tax filings is successful and the potential negative impact to Silver Wheaton’s previous and future tax filings, the tax impact to Silver Wheaton’s business operations is materially different than currently contemplated, any reassessment of Silver Wheaton’s tax filings and the continuation or

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timing of any such process is outside Silver Wheaton’s control, any requirement to pay reassessed tax, Silver Wheaton is not assessed taxes on the foreign subsidiary’s income on the same basis that it pays taxes on its Canadian income, interest and penalties will have an adverse impact on the financial position of Silver Wheaton, litigation risk associated with a challenge to Silver Wheaton’s tax filings, changes to tax legislation and administrative policies, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton’s acquisition strategy, risks related to the market price of Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form and the additional risks identified under “Risks and Uncertainties” in Management’s Discussion and Analysis for the period ended June 30, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F and Form 6-K filed August 11, 2015, both on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the completion of documentation and diligence in respect of the Early Deposit Agreement, the payment of US$140 million to Panoro and the satisfaction of each party’s obligations in accordance with the terms of the Early Deposit Agreement, that the Common Shares will from time to time trade below their value, that the Company will complete purchases of Common Shares pursuant to the Bid, the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by CRA, that Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations, that Silver Wheaton may be permitted to post security for amounts sought by the CRA under notices of reassessment, that Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Silver Wheaton will not change its operations as a result of any reassessment, that Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any reassessment, expectations and assumptions concerning prevailing tax laws and the potential amount that could be assessed as additional tax, penalties and interest by the CRA, that any foreign subsidiary income would be subject to the same tax calculations as Silver Wheaton’s Canadian income, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in the Annual Information Form, a copy of which is available at www.sec.gov.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-844-288-9878

Email: info@silverwheaton.com